[BAKER & McKENZIE LETTERHEAD]
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                           New York, New York 10022
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                                                      November 8, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  RE:      The Marquee Group, Inc.
                           Registration Statement on Form 8-A
                           Registration No. 1-14454
                           ----------------------------------

Ladies and Gentlemen:

   On behalf of The Marquee Group, Inc. (the "Company"), we hereby request the Commission's consent to withdraw the above-referenced Registration Statement (the "Exchange Act Registration Statement"). The Company does not anticipate that its Registration Statement on Form SB-2 (File No. 333-11287) relating to its initial public offering will be declared effective prior to the date upon which the Exchange Act Registration Statement will become effective pursuant to the provisions of Section 12(g) of the Securities Exchange Act of 1934, as amended. Therefore, the Company intends to withdraw the Exchange Act Registration Statement and refile in it the near future.

   Please do not hesitate to contact me at (212) 891-3879 if I can be of any further assistance.

                                              Sincerely,


                                         /s/  R. Scott Montell
                                              ----------------------------
                                              R. Scott Montell




cc: Kraig G. Fox
    George Greenslade